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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Amendment No. 2)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Rotech Healthcare Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

778669101

(Cusip Number)

February 10, 2006

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 778669101

1.	Names of Reporting Persons: Cooper & LeVasseur, LLC		I.R.S. Identification No. of above persons (entities only): 33-0815143

2.	Check the Appropriate Box if a Member of a Group:**
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares:** ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person:** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 778669101

1.	Names of Reporting Persons: Gilbert E. LeVasseur, Jr.		I.R.S. Identification No. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:**
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares:** ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person:** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 778669101

1.	Names of Reporting Persons: Peter C. Cooper		I.R.S. Identification No. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:**
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares:** ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person:** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:
     The name of the issuer is Rotech Healthcare Inc. (the “Company”).
Item 1(b). Address of Issuer’s Principal Executive Offices:
     The Company’s principal executive offices are located at 2600 Technology Drive, Suite 300, Orlando, FL, 32804.
Item 2(a). Name of Person Filing:
     This statement is filed by:
          (i) Cooper & LeVasseur, LLC, a Delaware LLC(“C&L”) with respect to its control over the following shares of Common Stock, owned by the following Delaware limited partnerships of which it is the sole general partner:
1.	C&L Capital Partners I, L.P., a Delaware Limited Partnership;

2.	C&L Capital Partners III-A,L.P., a Delaware Limited Partnership;

3.	C&L Capital Partners III-B, L.P., a Delaware Limited Partnership;

4.	C&L Capital Partners IV,L.P., a Delaware Limited Partnership;

5.	C&L Capital Partners V, L.P., a Delaware Limited Partnership;

6.	C&L Capital Partners VI,L.P., a Delaware Limited Partnership;

7.	C&L Capital Partners VII,L.P., a Delaware Limited Partnership;

8.	C&L Capital Partners VIII,L.P., a Delaware Limited Partnership;

9.	C&L Capital Partners IX L.P., a Delaware Limited Partnership.
          (ii) Gilbert E. LeVasseur, Jr (“LeVasseur”), a United States Citizen, with respect to the following shares of Common Stock subject to the control of LeVasseur:
1.	Common Stock subject to the control of C&L of which LeVasseur is a managing member;

2.	Common Stock owned by the Gilbert E. LeVasseur Revocable Trust (“GLRT”), of which LeVasseur is the sole trustee;

3.	Common Stock held in the account of Brooke LeVasseur (“BL”), over which LeVasseur has the power to acquire or dispose of securities. BL is LeVasseur’s daughter, is a United States Citizen, and does not live in the same household as LeVasseur;

4.	Adam J. Mikkelsen and Thomas R. Schloemer, employees of C&L who are obliged to vote and dispose of such shares in accordance with the instructions of C&L.
          (iii) Peter C. Cooper (“Cooper”), a New Zealand citizen, with respect to the shares of Common Stock subject to the control of Cooper:
1.	Common Stock subject to the control of C&L of which Cooper is a manager;

2.	Common Stock subject to the control of Cooper Capital, LLC (“CCL”), a Delaware LLC which is a member of C&L, of which Cooper is the sole managing member;

3.	Common Stock owned by Edinburgh Investments II, L.P., a Delaware Limited Partnership (“Edinburgh”), the sole general partner of which is CCL, of which Cooper is the sole managing member;

4.	Common Stock owned by Clydeside Investments, L.P., a Delaware Limited Partnership (“Clydeside”), the sole general partner of which is CCL, of which Cooper is the sole managing member.
The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”
Item 2(b). Address of Principal Business Office or, if None, Residence:
     The address of the principal business and principal office of the Reporting Persons is 26 Corporate Plaza, Suite 280, Newport Beach, CA 92660.
Item 2(c). Citizenship:
     C&L is a Delaware Limited Partnership. LeVasseur is a United states Citizen. Cooper is a New Zealand citizen.
Item 2(d). Title of Class of Securities:
     Common Stock, $0.0001 par value (the “Common Stock”).

Item 2(e). CUSIP Number:
     7787669101
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or(c), check whether the person filing is a:
          (a) [ ] Broker or dealer registered under Section 15 of the Act,
          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
          (e) [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
     If this statement is filed pursuant to 13d-1(c), check this box: [x]
Item 4. Ownership.
          A. Cooper & LeVasseur, LLC
(a)	Amount beneficially owned:

(b)	Percent of class: 0.0%.

(c)	(i) Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-
          B. Gilbert E. LeVasseur, Jr.
(a)	Amount beneficially owned: -0-

(b)	Percent of class: 0.0%

(c)	(i) Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-
          C. Peter C. Cooper
(a)	Amount beneficially owned: -0-

(b)	Percent of class: 0.0%

(c)	(i) Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. X
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     Each of the Reporting Persons hereby make the following certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 21, 2006

COOPER & LEVASSEUR, LLC
By:

By:	/s/ Gilbert E. LeVasseur, Jr.
Gilbert E. LeVasseur, Jr.
Managing Member

By:	/s/ Peter C. Cooper
Peter C. Cooper
Manager

GILBERT E. LEVASSEUR, JR., individually
By:	/s/ Gilbert E. LeVasseur, Jr.
Gilbert E. LeVasseur, Jr.

PETER C. COOPER, individually
By:	/s/ Peter C. Cooper
Peter C. Cooper